

May 5, 2011

Yao-Ting Su
Chief Executive Officer
Xodtec LED, Inc.
2F., No. 139, Jian 1st Rd., Jhonghe City
Taipei County 235, Taiwan (R.O.C.)

      Re: Xodtec LED, Inc.
             Form 10-K for the fiscal year ended February 28, 2010
             Filed July 19, 2010
             File No. 333-148005

Dear Yao-Ting Su:

      We have completed our review of your filings and do not have any further comments at this time.

                           Sincerely,

                           Larry Spirgel
                           Assistant Director